Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Combination with Sterling Bancshares January 18, 2011 Accelerating Growth in Texas, One of the Most Attractive Markets in the U.S. Comerica Incorporated

Safe Harbor Statement; Disclaimer
Any statements in this presentation that are not historical facts are forward-looking statements as defined in the Private Securities
Litigation Reform Act of 1995. Words such as "anticipates," "believes," "feels," "expects," "estimates," "seeks," "strives," "plans,"
"intends," "outlook," "forecast," "position," "target," "mission," "assume," "achievable," "potential," "strategy," "goal," "aspiration,"
"outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to Comerica,
Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements.
These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and
Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’
customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Strategically Compelling
A Unique Opportunity
Accelerates Comerica’s growth strategy in Texas
Significantly boosts Texas presence with solid deposit base and well located branch network
• Houston deposit market share triples
• Entry into San Antonio market
• Complements Dallas-Fort Worth locations
Enhances growth opportunities with focus on Middle Market and Small
Business
Leverages additional marketing capacity to offer a wide array of products and services through a larger distribution channel
Timely: economic, regulatory and market environment
Maintains strong pro forma capital position
Expect seamless integration: Manageable size within footprint

Transaction Summary
Purchase Price and Structure $10.00 per Sterling Bancshares (“SBIB”) share
100% common stock at fixed 0.2365 exchange ratio
1
Transaction value $1,027 million
Estimated Deal Economics Break even in first full fiscal year
2
and increasingly
accretive thereafter; Attractive valuation multiples
Estimated Synergies $56 million or 35% of SBIB expenses (run rate realized by year-end 2012)
No revenue synergies assumed
Estimated merger-related charges $80 million after-tax (~75% to be incurred in 2011)
Deal protection ~$40 million termination fee, in certain circumstances
Approval requirements SBIB shareholders
Customary regulatory approvals
Expected completion By mid-year 2011
Pro forma ownership Current CMA shareholders ~90%;
SBIB shareholders ~10%
1
Price and exchange ratio based on the 15-day average share price through January 11, 2011 of Comerica common stock on the NYSE of $42.28
2
First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs.
Additional detail can be found in the appendix of this presentation.

Founded: 1974 in Houston, TX
Operating in key Texas metropolitan markets
• Houston, Dallas-Fort Worth and San Antonio
Total Assets: $5.2 billion
• Loans:  $2.8 billion
Total Deposits: $4.3 billion
• Noninterest bearing:  $1.3 billion
Employees:  946
Branches: 57
Sterling Bank Highlights
At December 31, 2010
Source: Company Reports and SNL Financial
1
Based on Deposits at 6/30/10
6th largest U.S. bank with headquarters in Texas
1

C&D $2.3B
6%
Residential
Mortgage &
Consumer
$3.9B 10%
C&I $24.3B
60%
CRE-Owner
Occupied
$7.8B 19%
CRE $1.9B
5%
6
Opportunity to Leverage C&I Expertise
As of December 31, 2010; $Billions
CRE: Non-owner occupied Commercial Real Estate; C&I: Commercial and Industrial includes Lease Financing and
International Loans; C&D: Construction and Development
Residential
Mortgage &
Consumer
$0.4B 15%
C&I  $0.6B
23%
C&D $0.2B 8%
CRE- Owner
Occupied
$0.6B 22%
CRE $1.0B
32%
Sterling Bank
$2.8B Loans
Comerica Bank
$40.2B Loans
Comerica Bank
Texas Market
$6.8B Loans
C&D $1.0B
14%
Residential
Mortgage &
Consumer
$0.4B 7%
C&I $4.3B
63%
CRE-Owner
Occupied
$0.8B 12%
CRE $0.3B 4%

Attractive Deposit Mix
Time
$0.7B 17%
Non-
interest
bearing
$1.3B 31%
Money
Market,
NOW &
Savings
$2.2B 50%
Brokered
CD
$0.1B 2%
Sterling Bank
$4.3B Deposits
As of 12/31/2010; $Billions
Money
Market,
NOW &
Savings
$2.3B 40%
Time $1.2B
22%
Non-
interest
bearing
$2.2B 38%
Money
Market,
NOW
&Savings
$19.0B 47%
Time $5.9B
15%
Non-interest
bearing
$15.6B 38%
Comerica Bank
$40.5B Deposits
Comerica Bank
Texas Market
$5.7B Deposits
4Q10 Interest-bearing deposit costs:
40 basis points 54 basis points 76 basis points

Comerica Bank

Dallas v. Composite-20 Index
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Oct-10

S&P Case Shiller Existing Home Prices
0
50
100
150
200
Comp-20 Dallas
8
Among the strongest economies in U.S.
• Ranked #2 in the U.S. by State GDP
1
• More Fortune 1000 companies than any other
state
• Moderate taxes and business-friendly
environment attracts companies
Shorter and shallower downturn and
recovering faster than the nation
• Unemployment rate of 8.3%
2
; U.S. 9.4%
2
• Texas job growth rate for 2010 is 2.3%,
national average is 0.9%
2
• Home prices relatively stable
Population growth (2000 - 2010) provides
excellent opportunities for economic
expansion
• Houston + 27.6%
3
• Dallas-Fort Worth + 26.7%
3
• San Antonio + 23.4%
3
Texas Highlights
1
Source: Bureau of Economic Analysis
2
Source: Bureau of Labor Statistics as of 11/30/2010 for Texas and 12/31/2010 for U.S.
3
Source: SNL
Ten-Year Population Growth: Texas vs the U.S.
0%
5%
10%
15%
20%
25%
30%
1920 1930 1940 1950 1960 1970 1980 1990 2000 2010
Texas
U.S.

Comerica Bank

75
81
287
30
20
45
10
151
35
0
125mi

Expanding in Attractive Markets
Houston
San Antonio
Austin
Fort Worth
Dallas
Sterling Bank Branch
Comerica Banking Center
Source: SNL Financial as of 06/30/2010
Rank and share % data not provided for San Antonio Market as it includes branches in Kerrville.  San Antonio and Kerrville are not listed in SNL Financial as a combined MSA
2
Deposits
Branches $mm Rank Share %
Texas Market
CMA 94 5,230 10 1.18
SBIB 60 4,142 13 0.94
Pro forma 154 9,372 6 2.12
Houston MSA
CMA 34 1,389 12 1.15
SBIB 33 3,269 6 2.70
Pro forma 67 4,658 6 3.85
Dallas - Fort Worth MSA
CMA 49 3,460 5 2.31
SBIB 13 266 45 0.18
Pro forma 62 3,726 5 2.49
Entry into San Antonio Market
CMA 0 0
SBIB 14 607
Pro forma 14 607
Austin MSA
CMA 11 381 11 1.66

Accelerating Geographic Balance
As of December 31, 2010
Pro forma
Combined
CMA SBIB
Assets $53.7B $5.2B $58.9B
Loans 40.2 2.8 43.0
Deposits 40.5 4.3 44.8
Revenue (4Q10) $620M $48M $668M
Branches 444 57 501
Texas Branches 95 57 152
Employees 9,001 946 9,947
Florida
$57M
2%
Int'l
$108M
4%
Other Markets
$227M
8%
Texas
$611M
20%
Western
$774M
26%
Midwest
$1,213M
40%
2010 Year-to-Date
Pro Forma Revenue
By Market Segment
1
Source: Company reports
1
As of December 31, 2010: CMA YTD revenues (FTE) of the major geographic markets of  $2.8 billion ($2.4B including Finance & Other
Businesses); Geography based on office of origination; Midwest includes: MI, OH, IL;  Western includes: CA, AZ, NV, CO, WA; Other Markets include markets not separately identified above in addition to businesses with a national perspective

Thorough Due Diligence
Conservative Gross
1
Loan Marks
$ in Millions; CRE Wholesale includes CRE mortgages referred by other financial institutions; CRE Other includes office, retail, hospitality, multifamily, warehouse, 1-4 family.
1
Excludes $77 million allowance for loan losses;
2
Estimated losses and portfolio breakdown is based on Comerica credit due diligence and may not reconcile to the 4Q10 data on slide 6
3
SBIB cumulative losses based on total net charge-offs as a percentage of average loans 1/1/08 through 12/31/10 of $3,267 million
Assisted by local market insight
into customers and competitors
Loan Review
• 25 person CMA evaluation team
• Reviewed 96% of nonperforming
loan outstandings; 92% of special
mention and substandard; and 43%
of pass credits
• CMA has extensive credit quality
review experience
In-depth review of:
• Investment portfolio
• Deposit composition
• Branch locations
Extensive Review Process
As of 12/31/10
2
SBIB
Est.
Loss %
Est.
Loss $
C&I $623 4.0%  $24
CRE Owner occupied
335 7.6 26
CRE Wholesale
366 16.3 60
CRE Construction (C&D)
220 28.4 63
CRE Other
811 13.7 111
Consumer/Resi Mortgage 397 11.6 46
Total $2,752 12.0% $330
Cumulative credit losses taken
1/1/08 through 12/31/10
3
3.7% 120
Total estimated credit losses               15.7%
through the cycle
$450

≈

6.4%
6.7%
7.3%
7.4%
7.6%
7.6%
8.0%
8.6%
8.7%
9.0%
9.6%
10.0%

Continued Capital Strength
Tier I Common Capital Ratio at
September 30, 2010
1
On a pro forma basis:
Remain among the best
capitalized in peer group
Quality of capital is solid
with Tier 1 consisting of
99% common equity
Strong capital supports
future growth
Pro forma 12/31/10 Tier 1
Capital Ratio 10.0%
Source: SNL Financial
1
See Supplemental Financial Data slide for reconcilements of non-GAAP financial measures
Peer Median = 7.83%
5%
6%
7%
8%
9%
10%
MTB MI FITB HBAN USB RF STI KEY ZION BBT PNC CMA

Integration Plan: Expect Seamless Transition
Familiar markets and business lines
Preserve customer relationship capabilities
Experienced credit workout group to manage
nonperforming portfolio
Risk management and pricing governance convert to
Comerica standards
Plan to convert systems to common technology and
operations platform in 4Q11

Fits Comerica’s Main Street Bank Strategy
Accelerates growth in Texas urban markets
• Nearly doubles branch presence in Houston
• Entry into San Antonio market
• #6 largest deposit market share in state
Financially attractive
• Expect to be break even in first full year
1
and increasingly accretive
thereafter
• Conservative assumptions (synergies and credit marks)
• Price/Tangible Book Value of about 2.3x and deposit premium of about
17% -- fair value consistent with recent Texas healthy bank transactions
Expect seamless integration
• Size:  Manageable
• Location:  Within footprint
• Culture:  Business banking
Maintains strong capital position
• Pro forma 12/31/10 Tier 1 Capital Ratio 10.0%
1
First full-year assumed to be fiscal year 2012; Break even analysis excludes merger and integration costs

Appendix

Transaction Economics
2.3x Price/Tangible Book Value
$276 Adjusted Tangible Book Value
3.7x Price/Adjusted Tangible Book Value
(89) Tax Impact @ 35%
(77) Sterling Allowance for Loan Losses
1
164 Net Loan Mark Adjustment
$440 Sterling Tangible Book Value
$330 Estimated Future Loan Losses
2
(182) Less: Goodwill & Intangibles
1
$622 Sterling Total Shareholder Equity
1
$1,027 Purchase Price
Purchase price reflects:
• Scarcity value – only two unassisted
acquisitions of banks with >$5 billion
assets in Texas in the past 7 years and
only 4 other public Texas headquartered
U.S. banks with assets >$5 billion
remaining
• Texas economy – one of the strongest
and largest economies in the U.S.
Price to adjusted tangible book multiple
reflects low book value resulting from the
conservative credit marks
Estimated goodwill of $745MM reflects
purchase price less tangible book value at
close, as well as additional accounting
adjustments to fair value all assets and
liabilities
$ in Millions (MM); This analysis is based on estimates at the time of transaction announcement (January 18, 2011).
1
At December 31, 2010
2
Estimated losses based on Comerica credit due diligence

Sterling Bancshares Financial Highlights
2006 FY 2007 FY 2008 FY 2009 FY 2010 FY
Period Ended 12/31/2006 12/31/2007 12/31/2008 12/31/2009 12/31/2010
Total Assets 4,118 4,536 5,080 4,937 5,192
Total Net Loans 3,101 3,384 3,745 3,170 2,678
Total Deposits 3,335 3,674 3,819 4,095 4,257
Revenue
203.0 221.8 239.1 227.6 202.1
Noninterest Expense
130.3 138.4 152.6 160.9 159.0
Net Income 45.8 53.0 38.6 (13.0) 0.7
ROAA (%) 1.18 1.22 0.80 (0.26) 0.01
ROAE (%) 12.66 11.77 7.58 (2.18) 0.11
Net Interest Margin (%) 4.90 4.77 4.55 4.22 3.70
Tier 1 Capital  (%) 8.64 9.05 12.14 11.61 15.44
Asset Quality (%)
NAL&90+PD&OREO/Assets 0.39 0.56 2.00 2.42 3.28
NCOs/ Avg Loans 0.20 0.09 0.40 1.72 1.48
Loan Loss Reserves/ Gross Loans 1.02 1.01 1.30 2.30 2.80
Source: SNL Financial and company report
$ in millions
NAL&90+PD&OREO: Nonaccrual Loans & Past Due Loans & Other Real Estate Owned

Supplemental Financial Data
Reconciliation of non-GAAP financial measures with financial measures defined by GAAP ($ in millions)
The Tier 1 common capital ratio removes preferred stock and qualifying trust preferred securities from Tier 1 capital as defined by and calculated in conformity with bank regulations.
The Corporation believes these measurements are meaningful measures of capital adequacy used by investors, regulators, management and others to evaluate the adequacy of common equity and to compare against other companies in the industry.
1
Regulatory Capital, Tier 1 Capital and risk-weighted assets as defined and calculated in accordance with regulation.
Comerica
9/30/10
Total Regulatory Capital $8,566
Tier 1 capital
1
Less: Fixed rate cumulative perpetual preferred stock
Less: Trust preferred securities
$5,940
--
--
Tier 1 common capital
Risk-weighted assets
1
Tier 1 common capital ratio
5,940
59,608
9.96%

Additional Information For Shareholders
In connection with the proposed merger transaction, Comerica will file with the Securities and
Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy
Statement of Sterling, and a Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING
THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS
FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE
DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC's Internet site (http://www.sec.gov).
You will also be able to obtain these documents, free of charge, from Comerica at
www.comerica.com under the tab "Investor Relations" and then under the heading "SEC Filings"
or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab "Investor
Relations" and then under the heading "SEC Filings."
Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of
Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.